10375 Richmond Ave., Suite 700 Houston, TX 77042 832.456.6500 office 832.456.0048 (fax)

October 21, 2019

VIA EDGAR AND ELECTRONIC DELIVERY

Securities and exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Yong Kim, Staff Accountant
Andrew Blume, Staff Accountant

Re:	Stabilis Energy, Inc.
Registration Statement on Form S-1
Filed September 11, 2019
File No. 333-233704

Ladies and Gentlemen:

We are submitting this letter on behalf of Stabilis Energy, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 8, 2019 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-233704) filed with the Commission on September 11, 2019 (the “Registration Statement”). The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter dated October 8, 2019 relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure and is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has filed the Registration Statement to update other disclosures. For convenience, we will deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial submission of the Registration Statement.

Index to Financial Statements

Audited Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

Notes to Consolidated Financial Statements

(2) Revenue Recognition, page F-12

1.	Please address the following comments related to your revenue recognition accounting policies:

•

We note your disclosure at the bottom of page 56 that you have contracts with multiple trucking companies that deliver LNG to customers. Tell us and disclose whether you record revenues associated with third party deliveries gross as a principal or net as an agent. Explain how you considered the guidance in ASC 606-10-55-37 through 39 in arriving at your determination. Also tell us how, if at all, your accounting policy changes for LNG produced at your liquefaction plant versus LNG purchased from third parties.

•

We note that you reference “performance obligations” associated with your rental revenues. Tell us if your rental activities are within the scope of ASC 606 or ASC 840/842. If your rental activities are not within the lease accounting scope, explain in sufficient detail how you arrived at such conclusion. See ASC 840-10-15 and 842-10-15.

Securities and Exchange Commission

Re: Stabilis Energy, Inc.

October 21, 2019

Response: The Company advises the staff that it utilized ASC 606-10-55-37 to determine that the Company is acting as a principal when using third party haulers to deliver LNG to the Company’s customers. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for those goods or services transferred.

The Company is in control of purchasing LNG (when not sourcing from its own liquefaction plant), scheduling the delivery, and has the contractual obligation to fulfill the customer’s order. Stabilis makes the determination to use its own fleet or contract with a third party to deliver LNG. At any point in the transport, Stabilis could notify the third-party hauler to re-route the product or return it to Stabilis. Additionally, Stabilis is obligated to pay the third-party hauler based on its contract with the hauler which is independent of the contract with the customer.

ASC 606-10-55-39 indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal) have been assessed as follows. Below are some, but not all ASC 606-10-55-39 indicators that the Company assessed based on its Master Service Agreements (“MSA”) and work orders.

Indicator	Responsible Party	Management Analysis

(a)Primarily responsible for contract fulfillment	Stabilis	Stabilis is contractually obligated to deliver LNG (i.e. The Company maintains backup supply sources and transportation companies) and our price typically includes delivery to the customer site. Additionally, the Company provides field technicians as needed to ensure that the LNG is being offloaded safely, equipment has been properly setup and directs the 3rd party hauler.

(b)Inventory Risk	Stabilis	Stabilis LNG inventory is produced at our plant and purchased from 3rd party suppliers to meet the demand of its customers. The Company stores inventory at its liquefaction plant and at various storage locations. In the event the customer cannot take the product, the Company has the risk of inventory for the LNG.

(c)Pricing	Stabilis	Stabilis negotiates and sets pricing with the customers.

(d)Credit Risk	Stabilis	Stabilis is responsible for payment to our 3rd party LNG suppliers and takes the risk of the cost of product and transportation in the event Stabilis is not paid by its customers.

Based on the indicators in ASC 606-10-55, Stabilis records gross revenue as the principal for both LNG produced and LNG purchased from third party LNG providers.

Rental Revenues:

The Company’s rental agreements with customers do not identify specific pieces of equipment and instead only identify general equipment types needed by the customer and thus do not satisfy the requirements in ASC 842-10-15-9 to be considered a lease. As discussed in ASC 842-10-15-10, the Company determined that the customer does not have a substantive right of use as the Company has substitution rights on the equipment provided and retains the rights to substitute the equipment if it economically benefits the Company. We have the ability to substitute alternative assets throughout the period of use (i.e., the customer cannot prevent the Company from substituting an asset), and alternative assets are readily available and could be sourced within a reasonable period of time.

Securities and Exchange Commission

Re: Stabilis Energy, Inc.

October 21, 2019

In addition, no circumstances exist at the inception of the Company’s MSAs, including those listed at ASC 842-10-15-11, that would erode the substitution rights of the Company. Based on the preceding analysis, we concluded these rented assets are not included in the scope of ASC 842 and fall under the guidance of other GAAP including ASC 606.

The Company has revised its disclosures on pages 47, F-12, F-31 to clarify its revenue recognition policies.

(3) Step Acquisition of Equity Interests, page F-13

2. We note the $13.9 million bargain purchase gain recorded for the step acquisition of Stabilis LNG Eagle Ford, LLC (“LNG EF”) and Stabilis FHR Oilfield LNG, LLC

(“FHR”) in 2017. Please confirm that this gain was recognized as a result of applying ASC 805-10-25-9 and 10 or, alternatively, tell us the authoritative GAAP guidance you followed. We also note that you revalued your retained 50% investment in LNG EF at $17.9 million as of the acquisition date. Considering you acquired the remaining 50% interest for $4 million, explain to us in sufficient detail how you determined the $17.9 million fair value, clarify why you believe that valuation is reasonable, and reconcile for us the significant valuation difference between the retained and newly acquired 50% interests.

Response: The Company advises the Staff that it applied ASC 805-10-25-9 and 10 to account for the step acquisition of Stabilis LNG Eagle Ford, LLC (“LNG EF”) and Stabilis FHR Oilfield LNG, LLC (“FHR”).

Immediately following the acquisition date of our partner’s 50% interest in LNG EF and FHR on May 19, 2017, a fair value assessment of all assets and liabilities was conducted. We engaged an independent valuation firm to assist us in the valuation of the primary assets acquired and constructed which indicated that the fair value of the LNG EF and FHR assets was significantly greater than the purchase price indicated. After reassessing the assets and liabilities we concluded that recording a bargain purchase gain was appropriate and required under ASC 805-30-25-2 and the assets were recorded on our consolidated financial statements using their net book value which we believe was the best estimate of fair value.

In assessing the appropriate value of the assets, we also considered that the original cost of the joint ventures’ fixed assets was approximately $60 million and the assets were maintained in good condition and there was a relatively short-time period between the acquisition and construction of the key assets and the transaction to acquire 100% ownership, with the majority of the assets being acquired or constructed since 2014. We also determined that replacement cost of the fixed assets would likely be approximately $60 million. The assets included a highly desirable, operational small-scale LNG liquefaction facility and rolling stock commonly utilized in our industry. Replacement cost for the assets less JV liabilities was approximately $45 million.

The seller of LNG EF and FHR was a multi-billion dollar natural resources company that made the strategic decision to exit the LNG EF and FHR partnership (that was formed in 2013), its only investment in small-scale LNG businesses, to focus on its core business. The seller was motivated to exit the investment promptly, without entering into a protracted sales process, before LNG EF’s additional debt payments became due in August of 2017.

In our opinion, the structure of the seller’s investment in LNG EF and FHR, specifically that neither party had a controlling interest in the investment, made it difficult for the seller to identify a buyer that could transact quickly. Due to our existing investment in and operational management of LNG EF and FHR, we were able to complete the acquisition of our partner’s 50 percent interest quickly, with no additional due diligence and without any financial contingencies. This combination of circumstances led to us acquiring these assets at a substantial discount to fair market value.

Based on the preceding analysis, we determined that the $4 million consideration paid was not indicative of the fair value of the assets and liabilities acquired.

Securities and Exchange Commission

Re: Stabilis Energy, Inc.

October 21, 2019

(4) Acquisition of PEG Partners, LLC, page F-14

3. You disclose that you accounted for the acquisition of PEG Partners, LLC (“PEG”) as a combination of entities under common control and consolidated all assets and liabilities assumed at historical costs as of the acquisition date.” However, you also present a purchase price allocation with estimated fair values and disclose that the bargain purchase gain “represents the difference between the fair value of the net assets acquired over the cash paid.” Please tell us your basis in GAAP for performing a fair value assessment related to this common control transaction and for recording a bargain purchase gain. Please be specific when citing the authoritative guidance you relied on for your accounting.

Response: The Company advises the Staff that on February 28, 2017, the Company’s majority member, JCH, entered into a limited liability company agreement to form PEG, a newly created entity controlled by JCH, for the purpose of acquiring and holding 100% of the issued and outstanding capital stock of Prometheus Energy Group, Inc. (“Prometheus”) from a foreign private equity fund and to be party to, and act as a lessee under the master lease agreement for equipment used in its operations. Contemporaneously, PEG acquired control of Prometheus for one hundred dollars and assumption of Prometheus’ liabilities of approximately $12.5 million.

PEG was deemed the accounting acquirer of Prometheus after consideration of ASC 805-10-55-15. As of February 28, 2017, PEG recorded a bargain purchase gain of $13.1 million related to its acquisition, which represents the difference between the fair values of the new assets acquired over the cash paid. The prior controlling interest holder was a foreign private equity fund in the final stages of liquidating its investments in the United States oil and gas markets, resulting in a bargain purchase gain.

As of March 1, 2018, JCH assigned its membership interest in PEG to the Company. The Company accounted for this assignment of its PEG interests as a combination of entities under common control pursuant to ASC 805-50-05-5 and ASC 250-10-45-21, due to a change in the reporting entity, and consolidated all assets and liabilities of PEG at historical costs. Accordingly, the consolidated financial statements for periods prior to March 1, 2018, were retrospectively recast, including PEG’s results of operations beginning with its bargain purchase, to reflect the Prometheus acquisition as if it had occurred on February 28, 2017, the date that PEG acquired control of Prometheus.

The Company has revised its disclosures on pages 38, F-7, F-8, F-14, F-20, F-28 and F-35 to clarify the acquisition of PEG Partners, LLC.

General

4. You disclose that you effectuated a 1:8 reverse stock split of your outstanding common stock during the third quarter of fiscal 2019. When you disclose the number of shares AETI issued in the Share Exchange, please ensure that the number of shares issued is consistent throughout your document or present both numbers and affirmatively identify the pre-split and post-split figures. For example, you disclose on page 2 that 105,558,606 shares were issued but disclose on page 76 that 13,194,925 shares were issued.

Response: In response to the Staff’s comment, the Company has revised the related disclosures on pages 2, 36, 75, F-29, F-44, F-45, F-46 and II-3 on Amendment no. 1.

If you have any questions, please do not hesitate to call Andrew L. Puhala, Chief Financial Officer at (832) 456-6502.

Very truly yours,

/s/ Andrew L. Puhala

Andrew L. Puhala

cc:	Joel Bernstein, Counsel
Stephen Grant, Counsel
James Reddinger, Chief Executive Officer